Clearwater Investment Trust

1145 BROADWAY, SUITE 1500
P.O. BOX 1278
TACOMA, WASHINGTON 98401

(253) 272-8336

July 7, 2010

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F. Street, NE
Washington, DC   20549-4720

Re: Clearwater Investment Trust (Investment Company File Number 811-05038)

Dear Ms. DiAngelo:

This letter is in response to our phone conversation of May 3, 2010 and your subsequent letter dated May 3, 2010 regarding the filing of Form 12b-25 on March 2, 2010 on behalf of Clearwater Investment Trust (“the Registrant”.)

In the Form 12b-25 filing, the Registrant noted that Form N-SAR for the period ended December 31, 2009 would be filed past the due date as the Registrant needed to obtain a new service provider to assist with the production and filing.  The Registrant had, as of the date of the filing, engaged a new service provider to assist with the filing and Form N-SAR was subsequently filed on March 3, 2010.  The Registrant does not anticipate any delay in filing future Form N-SAR, as the Registrant anticipates the new service provider will be able to provide the appropriate assistance in completing and filing Form N-SAR in a timely manner.

A copy of your letter, dated May 3, 2010 and this response will be reviewed with the Registrant’s Board of Trustees at their next scheduled meeting.

If you have any questions or need additional information concerning the above matter, please contact me at 651-215-4429.

Sincerely,

/s/ Jennifer D. Lammers

Jennifer D. Lammers
Chief Compliance Officer
Clearwater Investment Trust